FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                       For the period ended June 30, 2003


                        Commission File Number: 001-12033


                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    Form 20-F  X              Form 40-F ___

     Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ___

     Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes ____                 No    X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

[GRAPHIC OMITTED] [NYMOX LOGO]

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biotechnology company with three unique proprietary products on the market, and a significant R&D pipeline of products in development. Nymox is a leader in the research and development of products for the diagnosis and treatment of Alzheimer's disease, an affliction of more than 15 million people around the world. Nymox developed and is currently offering its AlzheimAlert(TM) test, a CLIA certified reference laboratory urinary test that is the world's only accurate, non-invasive aid in the diagnosis of Alzheimer's disease. Nymox also developed and markets NicAlert(TM) and NicoMeter(TM), tests that use urine or saliva to detect use of and exposure to tobacco products. In October 2002, NicAlert(TM) received clearance from the U.S. Food and Drug Administration (FDA). Nymox also is developing treatments aimed at the causes of Alzheimer's disease. One program targets spherons, which Nymox researchers believe are a source of the senile plaques found in the brains of patients with Alzheimer's disease. Another distinct program targets the brain protein (neural thread protein) detected by its AlzheimAlert(TM) test and implicated in widespread brain cell death seen in Alzheimer's disease. In 2002, Nymox was issued an important U.S. patent for the use of statin drugs for the treatment and prevention of Alzheimer's disease. Nymox is developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in meat and other food and drink products. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. The Company filed an Investigational New Drug application with the FDA in 2002, and has begun the Phase I stage U.S. clinical testing of NX-1207 in humans. Nymox also has several other drug candidates and diagnostic technologies in development.


Message to Shareholders
-----------------------
Nymox is pleased to present its results for the second quarter of 2003.

Nymox has global patent rights for the use of statins in the prevention and treatment of Alzheimer's disease. On April 9, Nymox announced that recent medical studies had bolstered the importance of Nymox's patent rights for statin use in Alzheimer's disease. An NIH-sponsored multi-center study of 3712 individuals presented at the 55th Annual Meeting of the American Academy of Neurology found that the rate of cognitive decline in Alzheimer's disease overall was lower in individuals taking statin drugs. The study was part of the Cardiovascular Health Study, a large longitudinal study of people 65 years or older. The authors of the study were Charles Bernick of Las Vegas, NV, Ronit Katz and Nicholas Smith of Seattle, WA, Stephen Rapp of Winston-Salem, NC, Rafeeque Bhadelia of Boston, MA, Michelle Carson of Baltimore, MD and Lewis Kuller of Pittsburgh, PA. The authors concluded that the study results suggested "that statins may exert their effect by modulating the course of Alzheimer's disease. The potential benefits of statin drug use in the treatment or prevention of Alzheimer's disease have been widely recognized, both in the media (see, for example, The Wall Street Journal, April 17 and July 18, 2002) and in medical research.

On April 29, Nymox announced that a newly published study had added support to the potential of statin drugs for Alzheimer's disease (AD). The study was reported in the April issue of the Archives of Neurology (April 21, 2003; 60:510-515) and was authored by Drs. Gloria Vega, Myron Weiner, Anne Lipton, Klaus von Bergmann, Dieter Lutjohann, Carol Moore and Doris Svetlik at the University of Texas Southwestern Medical Center at Dallas and at the University of Bonn Medical Center, Bonn, Germany. In the study, 31 people with Alzheimer's disease (AD) were given one of three different statin drugs for six weeks. The study found that the patients taking statins lowered levels of an important product of brain cholesterol metabolism by 21.4 percent. Other recent reports indicated that this form of cholesterol was elevated in patients with AD. The authors concluded that statin drugs "may be potentially beneficial in treatment of AD."

On April 10, Nymox announced positive results for NXC-4720, its treatment for E. coli O157 contamination. NXC-4720 was shown in controlled studies to successfully retard E. coli growth and contamination of meat products. Studies showed that infected beef was cleared of E. coli by NXC-4720. Furthermore, NXC-4720 treated beef was able to withstand subsequent attempts at E. coli contamination. There were no observable significant toxicological side effects of the treatments. Nymox now plans to advance NXC-4720 for accelerated commercial development.

On April 17, Nymox announced the appointment of Brian Doyle BSC, MBA as its new Senior Manager for Global Sales and Marketing. Mr. Doyle, in addition to immunology R&D experience, comes to Nymox with highly successful career sales results in the high tech sector. His experience includes global sales strategy and implementation, hands-on account management, personnel management, and marketing.

Nymox offers a proprietary product called AlzheimAlert(TM), which is a state of the art urine test designed to aid physicians in the diagnosis of Alzheimer's disease. AlzheimAlert(TM) is Nymox's unique patented urinary test for neural thread protein, a key protein involved in the Alzheimer's disease (AD) process. We are in the early stages of making the tests available to doctors throughout the U.S.. The CLIA certified test costs $295 and is performed by the company's clinical reference laboratory in New Jersey.

Data from prospective and retrospective double blind controlled independent studies of the AlzheimAlert(TM) test was presented at the Fourth Manhattan Alzheimer's Disease Conference on May 27, in New York. The studies indicate that the AlzheimAlert(TM) test values accurately distinguish verified AD patients from controls, suggesting that it may become an important tool for monitoring emerging therapies for AD. In the studies, large numbers of clinically normal persons from all ages were administered the test, in addition to groups of AD patients from several institutions. Individuals with symptoms of dementia for less than a year had considerably lower AlzheimAlert(TM) scores than those with longer duration symptoms.

On May 1, Nymox announced that the Company's NicAlert (TM) had been used by the Quebec Public Health Department of Nunavik in Canada to check the current smoking status of potential winners of a 2003 Regional Quit to Win Challenge. Smoking is a major problem in the Nunavik region of Canada, where a recent study reported that 80% of teenagers between the ages of 14 and 16 smoke. Serge Dery, M.D., Director of Public Health, said "The NicAlert(TM) strip has been used by the Public Health Department of Nunavik to check current smoking status of potential winners of the 2003 Regional Quit to Win Challenge."

On May 22, Nymox announced that a team of Swiss researchers led by Dr. Karl Klingler of the Hirslanden Lung Center, Zurich, Switzerland found that NicAlert(TM) is "easy to use, cost-effective and accurate". The researchers presented their findings to the Assembly of Pneumologists in St.Gallen, Switzerland. The researchers conducted a study to evaluate the use of NicAlert(TM) in conjunction with nicotine replacement therapy (NRT) in smoking cessation and reduction programs. The study found significant smoking reduction over the four-month trial period when NRT was combined with individual cotinine levels as measured by NicAlert(TM). The authors of the study were Karl Klingler, Jurg Barandun, Thomas Scherer, Beat Walder, Harald Rinde and Jorge Wernli.

On June 9, Nymox and health4u AG (Allschwil, Switzerland) announced that Nymox's NicAlert(TM) product was successfully used in a smoking cessation program organized by the popular weekly Swiss TV health program, "Gesundheitssprechstunde," created and moderated by Dr. S. Stutz. The program which started on World No Tobacco Day, May 31st, 2003, builds on medical information on smoking consequences, techniques and therapies on how to stop smoking as well as physiotherapy, nutrition and exercise programs. NicAlert(TM) was used to measure the cotinine levels of the participants on the 2nd day and on the final day of the program. Participants were curious to know their initial cotinine levels and to find out how the anti-smoking program impacted on their cotinine levels. In spite of being heavy smokers, many of them expressed confidence about their ability to stop smoking. Dr. Karl Klingler an eminent respiratory expert from Zurich who is leading the program, stated that the measurement of cotinine is an important part of a successful smoking cessation or reduction program. "Only what is measured can be improved. There is a definite need for a well controlled intervention that can lead to significant healthcare benefits and cost reductions," said Dr. Klingler. "We found out in our trials and practice that a drop of 2 NicAlert(TM) levels can be achieved after 1-2 weeks stopping smoking. Maintaining this level and reducing it further in most cases requires an NRT or alternative nicotine replacement therapies. NicAlert is very useful to assure a sustainable reduction or smoking cessation by allowing a stepwise control of the nicotine reduction of up to two NicAlert(TM) levels. 96% of this group of patients stopped smoking at the end of the program. This program was implemented already 5 times with an average success-rate of 95% at the end of the program and 65% after one year of people having stopped smoking. This is very fulfilling, because we are able to contribute substantially to a better quality of life and increased life expectancy."

On June 25, Nymox and the American Respiratory Alliance jointly announced that NicAlert(TM) will be used as the official test agent in several smoking cessation programs to be offered by the American Respiratory Alliance. Founded over 90 years ago, the American Respiratory Alliance provides programs, information and services about respiratory health for adults with chronic lung diseases, children with asthma and their parents, adults and adolescents who would like to quit smoking, and health professionals and others who require the most current information on lung diseases and health. The Alliance provides tobacco prevention, cessation and education programs to youth and adults through school programs and self-help and group activities. The Alliance also provides supportive materials to quitters. Health and wellness projects include cessation help for pregnant women and awareness programs about second hand smoke and other environmental and occupational hazards to lung heath. Christine Weaver, Executive Director of the American Respiratory Alliance, said, "We are confident NicAlert will prove to be an invaluable tool in helping to measure the effectiveness of our smoking cessation programs. NicAlert offers a cost-effective way of quickly, easily and accurately determining tobacco exposure." The YMCA of Pittsburgh will be among the first locations for many of these programs.

On May 27, Nymox announced that its scientists had uncovered a major new molecular clue to the mystery of Alzheimer's disease. In a presentation at the 4th Manhattan Alzheimer's Disease Conference in New York City, it was reported that toxic amounts of a new substance referred to as "spherotoxin" were discovered in human brains. The spherotoxin substance is a newly delineated molecular "culprit" for much of the damage in AD brain. Spherotoxin is present in high concentrations in spherons; the latter have been implicated in AD pathogenesis. The amount of spherotoxin in the brain was found to be approximately 100 times more than the concentration, which produced significant nerve cell death in tissue culture and animal experiments. The Company also announced that the Nymox team had created a new drug for Alzheimer's which they will be filing with the U.S. Food and Drug Administration as an investigational new drug (IND) application later in the year. Also, the major potential importance of statin drugs in Alzheimer's disease (AD) was bolstered by studies presented at the Fourth Manhattan Alzheimer's Disease Conference in New York. At the meeting, Dr. Larry Sparks of the Roberts Laboratory for Neurodegenerative Disease presented data from extensive studies supporting the underlying mechanism for the potential value of statins in the treatment of AD.

On June 10, Nymox announced progress in its collaboration on oncology product developments with Dr. Jack Wands and colleagues at Brown University. Nymox reported that the sponsored research and development agreement has moved ahead significantly. The Company is involved in compound development for oncological indications, including currently incurable solid tumors.

On June 19, Nymox announced that the Company's management anticipates filing as many as 4 Investigational New Drug applications (INDs) for new products in the next 12 months. The Company's IND for NX-1207, its prostate drug, was accepted by the FDA and the new drug is currently in U.S. clinical trials.

We wish to thank our over 4,000 shareholders for their valued strong support. Nymox is confident that it will meet or surpass its significant milestones, and we welcome the important challenges ahead.




/s/ Paul Averback, MD
---------------------
Paul Averback MD
President

August 14, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

Overview
The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission ("SEC") released "Cautionary Advice Regarding Disclosure About Critical Accounting Policies". According to the SEC release, accounting policies are among the "most critical" if they are, in management's view, most important to the portrayal of the company's financial condition and most demanding on their calls for judgment.

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile for a discussion of the Company's research and development projects and its product pipeline.

Our accounting policies are described in the notes to our consolidated financial statements. We consider the following policies to be the most critical in understanding the judgements that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition
-------------------

The Corporation applies guidance from SAB 101 (Staff Accounting Bulletin 101) issued by the Securities and Exchange Commission in the recognition of revenue. The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert(TM) as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert(TM) test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic products to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets
---------------------------

The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:
o Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
o    Significant negative industry or economic trends.

No impairment losses were recognized for the periods ended June 30, 2003, 2002 and 2001.

Valuation of Future Income Tax Assets
-------------------------------------

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $7.8 million as of December 31, 2002, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations

Revenues
--------
Revenues from sales amounted to $75,326 for the three months and $108,870 for the six months ended June 30, 2003, compared with $172,958 and $235,263 for the same periods in 2002. The reduction in revenues from bulk orders for AlzheimAlert (decrease 52%) and NicAlert (decrease 57%) accounted for the decrease in the first half of 2003, compared to 2002.

Research and Development
------------------------
Research and development expenditures were $635,455 for the three months and $1,164,018 for the six months ended June 30, 2003, compared with $380,045 and $914,935 for the same periods in 2002. The increase is attributable to higher spending in the development of the therapeutic products in the Company's pipeline. During the first six months of 2003, research tax credits amounted to $33,019 compared to $9,789 for the same period in 2002. The increase is attributable to an increase in expenses that are eligible for government incentives.

Marketing Expenses
------------------
Marketing expenditures decreased to $33,124 for the three months and $80,881 for the six months ended June 30, 2003, compared to $56,520 and $141,002 for the same periods in 2002. The decrease is attributable to planned reductions in costs relating to marketing agreements.

Administrative Expenses
-----------------------
General and administrative expenses increased to $674,678 for the six months ended June 30, 2003, compared with $610,231 for the same period in 2002, due to higher professional fees for legal work. For the second quarter of 2003, general and administrative expenses ($411,425) were constant compared to the second quarter of 2002 ($413,983).

Foreign Exchange
----------------
The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2003 expenses (75% in 2002) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company's results in 2003 or 2002.

Inflation
---------

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments
---------------------

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $14,583 per month and ongoing research funding payments to a U.S. medical facility totaling $373,500 over the next eighteen months.

Results of Operations
---------------------

Net losses for the six month period ended June 30, 2003 were $2,051,379, or $0.09 per share, compared to $1,726,595, or $0.08 per share, for the same period in 2002. The weighted average number of common shares outstanding for the six months ending June 30, 2003 were 23,363,511 compared to 22,481,717 for the same period in 2002.

Financial Position

Liquidity and Capital Resources
-------------------------------

As of June 30, 2003, cash totaled $185,947 and receivables including tax credits totaled $94,692. Two further cash placements totaling $460,000 have been received subsequent to June 30, 2003.

In January 2003, the Corporation signed a common stock private purchase agreement whereby the investor is committed to purchase up to $5 million of the Corporation's common shares over a twenty-four month period commencing January 2003. As at August 8, 2003, five drawings have been made under this purchase agreement, for total proceeds of $2,360,000. Specifically, on January 30, 2003, 107,382 common shares were issued at a price of $3.725 per share. On March 3, 2003, 245,098 common shares were issued at a price of $4.08 per share. On June 6, 2003, 167,224 common shares were issued at a price of $2.99 per share. On July 8, 2003, 80,128 common shares were issued at a price of $3.12 per share. On August 8, 2003, 77,778 common shares were issued at a price of $2.70 per share. The Company can draw down a further $2,640,000 over the remaining 18 months of the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company's cash requirements for the next twelve months.


This report contains certain "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management's current expectations. Such factors are detailed from time to time in Nymox's filings with the Securities and Exchange Commission and other regulatory authorities.

                 Consolidated Financial Statements of
                 (Unaudited)


                 NYMOX PHARMACEUTICAL
                 CORPORATION



                 Periods ended June 30, 2003, 2002 and 2001

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2003, 2002 and 2001




Financial Statements

     Consolidated Balance Sheets............................................  12

     Consolidated Statements of Operations..................................  13

     Consolidated Statements of Deficit.....................................  14

     Consolidated Statements of Cash Flows..................................  15

     Notes to Consolidated Financial Statements.............................  16

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

June 30, 2003, with comparative figures as at December 31, 2002
(in US dollars)


                                                           June 30,         December 31,
                                                               2003                 2002
                                                        (Unaudited)            (Audited)
                                                        -----------         ------------
Assets

Current assets:
     Cash                                               $   185,947         $    660,629
     Accounts and other receivables                          45,017              101,364
     Research tax credits receivable                         49,675               47,165
     Inventory                                               83,459               53,208
     Prepaid expenses and deposits                           17,500               17,500
                                                        -----------         ------------
                                                            381,598              879,866

Long-term receivables                                        70,000               70,000

Property and equipment                                      168,615              185,293

Patents and intellectual property                         3,121,432            3,223,498
                                                        -----------         ------------
                                                        $ 3,741,645         $  4,358,657
                                                        ===========         ============
Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities           $   677,997         $    870,925
     Notes payable                                          222,436              544,872
     Deferred revenue                                         5,930               55,930
                                                        -----------         ------------
                                                            906,363            1,471,727

Non-controlling interest                                    800,000              800,000

Shareholders' equity:
     Share capital (note 2)                              30,513,600           28,407,600
     Warrants and options                                   336,438              336,438
     Additional paid-in capital                              85,200               85,200
     Deficit                                            (28,899,956)         (26,742,308)
                                                        -----------         ------------
                                                          2,035,282            2,086,930
Contingencies (note 6)
Subsequent event (note 7)

                                                        $ 3,741,645         $  4,358,657
                                                        ===========         ============

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Periods ended June 30, 2003, 2002 and 2001
(in US dollars)


                                   Three months ended June 30,                  Six months ended June 30,
                             --------------------------------------      ----------------------------------------
                                2003          2002          2001            2003           2002           2001
                             --------------------------------------      ----------------------------------------
Revenue:
     Sales                   $   75,326    $  172,958    $  126,468      $  108,870     $  235,263     $  187,765
     Interest                       372         1,140         4,816             855          3,772         11,559
     Research contract                -             -        30,000               -              -         30,000
                             ----------    ----------    ----------      ----------     ----------     ----------
                                 75,698       174,098       161,284         109,725        239,035        229,324

Expenses:
     Research and
       development              635,455       380,045       354,862       1,164,018        914,935        678,646
     Less investment tax
       credits                  (29,461)       (3,908)       (2,191)        (33,019)        (9,789)        (3,551)
                             ----------    ----------    ----------      ----------     ----------     ----------
                                605,994       376,137       352,671       1,130,999        905,146        675,095
     General and
       administrative           411,425       413,983       339,406         674,678        610,231        491,540
     Marketing                   33,124        56,520        82,103          80,881        141,002        160,081
     Cost of sales               42,013        99,405        41,975          65,087        119,006         65,328
     Depreciation and
       amortization              99,470        95,994        97,660         197,156        190,408        192,542
     Interest and bank
       charges                    6,561         8,537         1,326          12,303         32,737          2,861
                             ----------    ----------    ----------      ----------     ----------     ----------
                              1,198,587     1,050,576       915,141       2,161,104      1,998,530      1,587,447

Gain on disposal of capital
   assets                             -        32,900            -                -         32,900              -
                             ----------    ----------    ----------      ----------     ----------     ----------
Net loss                    $(1,122,889)   $ (843,578)   $ (753,857)    $(2,051,379)   $(1,726,595)   $(1,358,123)
                             ==========    ==========    ==========      ==========     ==========     ==========

Loss per share (basic
   and diluted) (note 3)     $    (0.05)   $    (0.04)   $    (0.03)     $    (0.09)    $    (0.08)    $    (0.06)
                             ==========    ==========    ==========      ==========     ==========     ==========
Weighted average
   number of common
   shares outstanding        23,524,888    22,581,750    21,758,020      23,363,511     22,481,717     21,642,846
                             ==========    ==========    ==========      ==========     ==========     ==========

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Periods ended June 30, 2003, 2002 and 2001
(in US dollars)


                                   Three months ended June 30,                   Six months ended June 30,
                             --------------------------------------      ----------------------------------------
                                2003          2002          2001            2003           2002           2001
                             --------------------------------------      ----------------------------------------
Deficit, beginning of
   period                  $(27,748,311) $(24,051,464) $(20,639,359)   $(26,742,308)  $(23,153,447)  $(19,982,999)

Net loss                     (1,122,889)     (843,578)     (753,857)     (2,051,379)    (1,726,595)    (1,358,123)

Share issue costs               (28,756)      (47,104)       (7,319)       (106,269)       (62,104)       (59,413)
                           ------------  ------------  ------------    ------------   ------------   ------------
Deficit, end of period     $(28,899,956) $(24,942,146) $(21,400,535)   $(28,899,956)  $(24,942,146)  $(21,400,535)
                           ============  ============  ============    ============   ============   ============

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows (Unaudited) Periods ended June 30, 2003, 2002 and 2001 (in US dollars)


                                   Three months ended June 30,                  Six months ended June 30,
                             --------------------------------------      ----------------------------------------
                                2003          2002          2001            2003           2002           2001
                             --------------------------------------      ----------------------------------------
Cash flows from operating
  activities:
     Net loss               $(1,122,889)  $  (843,578)  $  (753,857)    $(2,051,379)   $(1,726,595)   $(1,358,123)
     Adjustments for:
         Depreciation and
           amortization          99,470        95,994        97,660         197,156        190,408        192,542
         Write-down of
           deferred share
           issue costs                -        35,398             -               -         70,796              -
         Services paid with
           common shares              -        32,420             -               -         32,420              -
         Gain on disposal
           of capital assets          -       (32,900)            -               -        (32,900)             -
     Net change in operating
       assets and liabilities    97,626        24,363       108,201        (219,342)       226,167        (40,220)
                            -----------   -----------   -----------     -----------    -----------    -----------
                               (925,793)     (688,303)     (547,996)     (2,073,565)    (1,239,704)    (1,205,801)
Cash flows from financing
  activities:
     Proceeds from issuance
       of share capital         500,000       360,000       109,091       2,106,000      1,479,000        848,364
     Share issue costs          (28,756)      (47,104)       (3,274)       (106,269)       (62,104)       (46,265)
     Repayment of notes
       payable                        -      (396,775)            -        (322,436)      (396,775)             -
     Proceeds from issuance
       of notes payable               -       364,517       396,775               -        364,517        396,775
                            -----------   -----------   -----------     -----------    -----------    -----------
                                471,244       280,638       502,592       1,677,295      1,384,638      1,198,874
Cash flows from investing
  activities:
     Additions to property
       and equipment,
       and intangibles          (59,310)      (53,702)      (94,389)        (78,412)      (151,738)      (149,081)
     Proceeds on disposal
       of property and
       equipment                      -        32,900             -               -         32,900            250
                            -----------   -----------   -----------     -----------    -----------    -----------
                                (59,310)      (20,802)      (94,389)        (78,412)      (118,838)      (148,831)
                            -----------   -----------   -----------     -----------    -----------    -----------

Net (decrease) increase
    in cash                    (513,859)     (428,467)     (139,793)       (474,682)        26,096       (155,758)

Cash, beginning of period       699,806       943,550       549,746         660,629        488,987        565,711
                            -----------   -----------   -----------     -----------    -----------    -----------
Cash, end of period         $   185,947   $   515,083   $   409,953     $   185,947    $   515,083    $   409,953
                            ===========   ===========   ===========     ===========    ===========    ===========
Supplemental disclosure to
  statements of cash flows:
     (a) Interest paid      $     6,561   $     8,537   $     1,326     $    12,303    $    25,737    $     2,861
     (b) Non-cash
           transactions:
         Acquisition of
           Serex, Inc. by
           issuance of
           common shares              -             -             -               -          3,098              -
         Amortization of
           deferred share
           issue costs
           charged to deficit         -             -         4,045               -              -         13,148

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2003, 2002 and 2001
(in US dollars)


     Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer's disease. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer's disease. The Corporation also markets NicAlertTM and NicoMeterTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is developing therapeutics for the treatment of Alzheimer's disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

     Since 1989, the Corporation's activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as the existence of committed financing facilities will be sufficient to meet the Corporation's requirements for the next year.

     The Corporation is listed on the NASDAQ Stock Market.


1.   Basis of presentation:

     (a)  Interim financial statements:

          The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at June 30, 2003 and the unaudited consolidated statements of operations, deficit and cash flows for the three- and six-month periods ended June 30, 2003, 2002 and 2001 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The results for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2002. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2002.

     (b)  New accounting standards:

          (i)  Guarantees:

               On January 1, 2003, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA"), Accounting Guideline 14, Disclosure of Guarantees which clarifies disclosure requirements for certain guarantees. The guideline does not provide guidance on the measurement and recognition of a guarantor's liability for obligations under guarantees. The guideline defines a guarantee to be a contract (including an indemnity) that contingently requires the Corporation to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another party to pay its indebtedness when due.

               The adoption of this standard did not have an impact on the Corporation's financial statements.

          (ii) Long-lived assets:

               In December 2002, the CICA issued Handbook Section 3063, Impairment or Disposal of Long-lived Assets and revised Section 3475, Disposal of Long-lived Assets and Discontinued Operations. Together, these two Sections supersede the write-down and disposal provisions of Section 3061, Property, Plant and Equipment as well as Section 3475, Discontinued Operations.
               Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Corporation. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Section 3475 provides specified criteria for classifying an asset as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell. Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the rest of the Corporation, and changes the timing of recognizing losses on such operations. The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Corporation's commitment to a plan on or after May 1, 2003. The Corporation does not expect that the adoption of these standards will have a material effect on its financial statements.

2.   Share capital:

     Share capital transactions during the period were as follows:

                                                           Number        Dollars

     Balance, December 31, 2002                        23,020,954    $28,407,600

     Issued for cash pursuant to common stock
       private purchase agreement                         519,704      1,900,000

     Issued for cash pursuant to the exercise
       of warrants                                        100,000        206,000
                                                       ----------    -----------
     Balance, June 30, 2003                            23,640,658    $30,513,600
                                                       ==========    ===========


     Common stock private purchase agreement:
     ----------------------------------------

     In January 2003, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that establishes the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $5 million of common shares over a twenty-four month period based on notices given by the Corporation.

     The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation's common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $150,000. The Corporation may terminate the agreement before the 24-month term if it has issued at least $3 million of common shares under the agreement.

     In 2003, the Corporation issued 519,704 common shares to the Purchaser for aggregate proceeds of $1,900,000 under this agreement. At June 30, 2003, the Corporation can require the Purchaser to purchase up to $3,100,000 of common shares over the remaining 18 months of the agreement.

     Exercise of warrants:
     ---------------------

     In February 2003, the Corporation also issued 100,000 common shares pursuant to the exercise of Series K warrants and received proceeds of $206,000.

3.   Stock-based compensation:

     If the fair value-based accounting method had been used to measure and account for stock-based compensation costs relating to exempt options issued to employees in the three and six-month periods ended June 30, 2003 and 2002, the net earnings and related earnings per share figures would have been as follows:


                                         Three months ended June 30                    Six months ended June 30
                                         --------------------------                ------------------------------
                                             2003           2002                        2003              2002
                                         --------------------------                ------------------------------

Reported net loss                        $(1,122,889)   $  (843,578)               $ (2,051,379)      $(1,726,595)

Pro forma adjustments to
   compensation expense                       (2,627)             -                      (2,627)                -
                                         -----------    -----------                ------------       -----------
Pro forma net loss                       $(1,125,516)   $  (843,578)               $ (2,054,006)      $(1,726,595)
                                         ===========    ===========                ============       ===========
Pro forma loss per share
   (basic and diluted)                   $     (0.05)   $     (0.04)               $      (0.09)      $     (0.08)
                                         ===========    ===========                ============       ===========

4.   Canadian/US reporting differences:

     (a)  Consolidated statements of operations:

          The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:


                                       Three months ended June 30,                Six months ended June 30,
                                 ---------------------------------------    -------------------------------------
                                    2003           2002          2001          2003          2002         2001
                                 ---------------------------------------    -------------------------------------

Net loss, Canadian GAAP         $(1,122,889)   $  (843,578)  $  (753,857)  $(2,051,379)  $(1,726,595) $(1,358,123)

Adjustments:
     Amortization of
       patents (i)                    2,352          2,354         2,352         4,705         4,707        4,705
     Stock-based
       compensation
       options granted to
       non-employees (ii)           (10,285)       (10,285)         (285)      (20,570)      (20,570)     (15,595)
                                -----------    -----------   -----------   -----------   -----------  -----------
                                     (7,933)        (7,931)        2,067       (15,865)      (15,863)     (10,890)
                                -----------    -----------   -----------   -----------   -----------  -----------

Net loss, U.S. GAAP             $(1,130,822)   $  (851,509)  $  (751,790)  $(2,067,244)  $(1,742,458) $(1,369,013)
                                ===========    ===========   ===========   ===========   ===========  ===========
Loss per share, U.S. GAAP       $     (0.05)   $     (0.04)  $    (0.03)   $     (0.09)  $     (0.08) $     (0.06)
                                ===========    ===========   ===========   ===========   ===========  ===========

          The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share is the same as that disclosed for Canadian GAAP purposes.

     (b)  Consolidated shareholders' equity:

          The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:


                                                                 June 30,         December 31,
                                                                     2003                 2002
                                                            -------------        -------------
                                                                                     (Audited)

         Shareholders' equity, Canadian GAAP                $   2,035,282        $   2,086,930

         Adjustments:
              Amortization of patents (i)                        (124,420)            (129,125)
              Stock-based compensation - options
                granted to non-employees (ii):
                  Cumulative compensation expense              (1,322,293)          (1,301,723)
                  Additional paid-in capital                    1,374,856            1,354,286
              Change in reporting currency (iii)                  (62,672)             (62,672)
                                                            -------------        -------------
                                                                 (134,529)            (139,234)
                                                            -------------        -------------
         Shareholders' equity, U.S. GAAP                    $   1,900,753        $   1,947,696
                                                            =============        =============

     (i) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For Canadian GAAP purposes, the patents are amortized commencing in the year of commercial production of the developed products.

     (ii) In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date.

     (iii) The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for prior periods has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for periods prior to January 1, 2000 have been translated into US dollars at the ending exchange rate for the respective period and the statement of operations at the average exchange rate for the respective period.

5.   Segment disclosures:

     Geographic segment information is as follows:


                                                                                              United
                                                                         Canada               States
                                                                         ------               ------
     Revenues:
         2003                                                     $       3,170        $     106,555
         2002                                                             3,772              235,263
         2001                                                            41,739              187,585

     Net loss:
         2003                                                        (1,639,182)            (412,197)
         2002                                                        (1,417,277)            (309,318)
         2001                                                        (1,063,458)            (294,665)

     Property and equipment, patents and intellectual property:
         June 30, 2003                                                2,987,901              302,146
         December 31, 2002 (audited)                                  3,102,806              305,985

     Total assets:
         June 30, 2003                                                3,046,662              694,983
         December 31, 2002 (audited)                                  3,791,072              562,786

6.   Contingencies:

     Litigation:
     -----------

     In December 2000, an investment company served the Corporation with a Statement of Claim filed with the Ontario Superior Court of Justice claiming to be entitled to the issuance of 388,797 additional shares in accordance with repricing provisions contained in a private placement that was finalized in March 2000 and to damages of $4 million for lost opportunity to sell these shares. The Corporation believes that the company's interpretation of the repricing provisions in the March 2000 agreement is incorrect and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

     Demand for arbitration:
     -----------------------

     In March 2002, a former employee filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the Corporation. The employee is claiming damages of up to $498,000 plus attorney's fees and costs, based upon alleged violations of New Jersey law and breach of an employment agreement. Subsequently, in October 2002, the former employee filed a complaint in the New Jersey Superior Court concerning the termination of her employment with the Corporation. The complaint claims unspecified damages. The Corporation believes these claims are without merit and intends to defend the matter vigorously.

7.   Subsequent event:

     In July 2003 and August 2003, the Corporation issued 157,906 common shares for aggregate proceeds of $460,000 under the common stock private purchase agreement referred to in note 2.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   NYMOX PHARMACEUTICAL CORPORATION
                                   (Registrant)


                                   By: /s/ Paul Averback
                                       -----------------------------------------
                                       Paul Averback
                                       President and Chief Executive Officer


Date: August 14, 2003